Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603-4080

April 27, 2012

VIA EDGAR CORRESPONDENCE
Vincent J. Di Stefano
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

      Re:           Incapital Unit Trust, Series 2
File No. 333-179567

Dear Mr. Di Stefano:

This letter is in response to your comments given during the phone conversation between you and our office on April 26, 2012, regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 2 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2012.  The registration statement offers Zacks Select Equities Blend Portfolio, 2Q 2012 (the “Portfolio”).  For your convenience, we have structured our response to address each of your comments in the order set forth in your letter.

 Example - Comment 1

Please clarify whether the Example assumes the rollover of Trust units into subsequent Trusts.  What fees or costs are assessed against the unitholder in the event of a rollover?  If the Example assumes rollovers, explain how any accompanying transactional sales charges are treated in the Example.

Response to Comment 1

The Example assumes the rollover of Trust units into subsequent Trusts.  The Trust, when providing investors with the opportunity to receive a sales charge reduction for rollover purchases, does not engage in transferring assets from one UIT to another.  It simply provides a sales charge break for those investors that can establish that they purchased a prior trust.  Accordingly, the only additional fees and expenses associated with a rollover purchase is the additional sales charge.

Vincent J. Di Stefano
April 27, 2012

How to Buy Units: Offering Price - Comment 2

Please clarify whether “unit price,” “purchase price” and “offering price” are the same.

Response to Comment 2

We have revised all the references to “unit price,” “purchase price” and “offering price” to be “public offering price.”

Trust Name and Principal Investment Strategy

The Trust has changed its name from “Zacks Select US Equities Blend Portfolio, 2Q 2012” to “Zacks Select Equities Blend Portfolio, 2Q 2012.”  Consequently, the first two sentences under the “Principal Investment Strategy” has been replaced with “Under normal circumstances, the Trust will invest at least 80% of the value of its total assets, or net assets plus borrowings, in equity securities.”

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1.The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2.Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Vincent J. Di Stefano
April 27, 2012

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren